Exhibit 99.1

RADIANT LOGISTICS ANNOUNCES RESULTS
 FOR THE FISCAL SECOND QUARTER ENDED DECEMBER 31, 2008

Reports Continued Double-Digit Growth with Quarterly Revenues Increasing 84.0% to
$42.5 Million and Adjusted EBITDA Increasing 159% to $1.4 Million;
Records Non-Cash Goodwill Impairment Charge

BELLEVUE, WA, February 12, 2009 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and six months ended December 31, 2008.

For the three months ended December 31, 2008, Radiant reported a net loss of $10,216,000 on $42.5 million of revenues, or a loss $0.29 per basic and fully diluted share, including a non-cash charge of $11.4 million for impairment of goodwill.  For the three months ended December 31, 2007, the Company reported net income of $1,324,000 on $23.1 million of revenues, or $0.04 per basic and fully diluted share, including net non-recurring income of $1,266,000 resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup.

For the six months ended December 31, 2008, Radiant reported a net loss of $9,966,000 on $74.9 million of revenues, or $0.29 per basic and fully diluted share, including a non-cash charge of $11.4 million for impairment of goodwill.  For the six months ended December 31, 2007, the Company reported net income of $1,413,000 on $48.7 million of revenues, or $0.04 per basic and fully diluted share including net non-recurring income of $1,266,000 resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup.

In December 2008, the Company recorded a non-cash charge of $11.4 million for impairment of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets". The goodwill charge was a result of the material decline in the market value of the Company's equity during the fourth quarter of 2008.  The Company does not expect that the non-cash charge will have an impact on its financial condition or affect the financial covenants in its credit facility.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $1,382,000 for the three months ended December 31, 2008, compared to adjusted EBITDA of $534,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $2,176,000 for the six months ended December 31, 2008 compared to adjusted EBITDA of $961,000  for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2007 which is included in the Company’s Form 10-Q for the quarter ended December 31, 2008 and filed February 13, 2009.

“From an operations perspective, the quarter ended December 31, 2008, was the best in the Company’s history,” said Bohn Crain, Chairman and CEO. “For the quarter ended December 31, 2008, with the benefit of our recent Adcom transaction, our revenues increased 84% to $42.5 million as compared to $23.1 million for the comparable prior year period.  Net transportation revenues increased over 60% to $13.5 million as compared to $8.4 million for the comparable prior year period.  Perhaps most importantly though, is our improved profitability.  Our adjusted EBITDA improved 158.8% over the comparable prior year period to $1,382,000.  These results do not yet reflect the benefit of the cost synergies that we expect to achieve in connection with the wind-down of Adcom’s Minneapolis-based back office operations over the second half of calendar 2009 which we are estimating to be in the range of $1.0-$1.5 million per year.”

Mr. Crain continued, “Given the challenging economic climate, we are particularly pleased with our operating results through December of 2008. Unfortunately, the recent decline in our stock price, primarily due to the global economic downturn and the turmoil in the equity markets, has resulted in a market capitalization that was significantly below our book value as of the end of our second fiscal quarter. As a consequence, we  performed an analysis to determine any  potential impairment of goodwill and other intangible assets as of December 31, 2008 in accordance with Statement of Accounting Financial Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The results of the analysis indicated that there was impairment to goodwill. Accordingly, we recognized a non-cash goodwill impairment charge of $11.4 million in our results for the quarter ended December 31, 2008.  The non-cash impairment charge is not expected to have any impact on the Company’s compliance with its debt covenants.”

“As we look forward into calendar 2009, we remain cautiously optimistic that our non-asset based business model will perform relatively well through this difficult market environment.  Our integration program remains on track, and as we move forward, we expect the cost synergies from the Adcom transaction to more than off-set any net revenue compression we might experience in the slowing economy.  In these though market conditions, we are seeing an increasing opportunity to drive further organic growth through the addition of new agent stations as people look to align themselves with stronger networks.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the three and six ended December 31, 2008 and 2007 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2008	2007	2008	2007

Net income (loss)	$(10,216)	$1,324	$(9,966)	$1,413

Interest expense – net	67	47	92	71
Income tax expense (benefit)	(383)	744	(230)	737
Depreciation and amortization	473	242	788	481

EBITDA	(10,059)	2,357	(9,316)	2,702
Share-based compensation and other non-cash charges	38	95	89	177
Change in estimate of liabilities assumed in Airgroup acquisition	-	(1,431)	-	(1,431)
Tax indemnity	-	(487)	-	(487)
Goodwill impairment	11,403		11,403

Adjusted EBITDA	$1,382	$534	$2,176	$961

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Friday February 13, 2009 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 311887.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is a non-asset based logistics company operating under the Airgroup, Adcom and Radiant brands providing domestic and international freight forwarding services and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing through a network of approximately 65 locations across North America.  For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expects," "intends," "plans," "projects," "estimates," "anticipates," or "believes" or the negative thereof or any variation thereon or similar terminology or expressions.  We have based these forward-looking statements on our current expectations and projections about future events.  These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ materially from our expectations, include but are not limited to our ability to: develop additional agency locations,  locate and finance acquisition opportunities, retain and build upon the relationships we have with our exclusive agency offices, continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations, maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins, locate suitable acquisition opportunities, secure the financing necessary to complete any acquisition opportunities we locate, assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations, assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular, integrate Adcom's operations with our historic operations and realize cost synergies through such integration, the effect that the acquisition will have on Adcom's existing customers, agents and employees as well those risk factors disclosed in Item 1A of our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	December 31,	June 30,
	2008	2008
ASSETS
Current assets -
Cash and cash equivalents	$1,023,812	$392,223
Accounts receivable, net of allowance for doubtful accounts of $994,439 at December 31, 2008 and $513,479 at June 30, 2008	21,047,684	14,404,002
Current portion of employee loan receivables and other receivables	704,576	68,367
Prepaid expenses and other current assets	381,609	425,657
Income tax deposit	2,037,642	-
Deferred tax asset	-	292,088
Total current assets	25,195,323	15,582,337

Technology, furniture and equipment, net	977,495	717,542

Acquired intangibles, net	3,877,353	1,242,413
Goodwill	-	7,824,654
Employee loan receivable	40,000	40,000
Investment in real estate	40,000	40,000
Deposits and other assets	397,125	131,496
Minority interest	26,931	24,784
Total long term assets	4,381,409	9,303,347
Total assets	$30,554,227	$25,603,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$633,333	$113,306
Accounts payable and accrued transportation costs	12,340,748	9,914,831
Commissions payable	1,361,060	1,136,859
Other accrued costs	903,162	221,808
Income taxes payable	-	498,142
Deferred tax liability	1,112,965	-
Due to former Adcom shareholder	2,201,849	-
Total current liabilities	18,553,117	11,884,946

Long term debt	12,049,790	4,272,032
Deferred tax liability	800,232	422,419
Total long term liabilities	12,850,022	4,694,451
Total liabilities	31,403,139	16,579,397

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 34,701,960 at December 31, 2008 and 34,660,293 at June 30, 2008	16,158	16,116
Additional paid-in capital	7,796,392	7,703,658
Retained earnings (deficit)	(8,661,462)	1,304,055
Total stockholders’ equity (deficit)	(848,912)	9,023,829
	$30,554,227	$25,603,226

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2008	2007	2008	2007

Revenue	$42,513,263	$23,108,798	$74,907,962	$48,666,031
Cost of transportation	29,023,751	14,712,256	50,235,011	31,828,629
Net revenues	13,489,512	8,396,542	24,672,951	16,837,402

Agent commissions	9,000,585	6,154,416	16,553,457	12,006,234
Personnel costs	2,110,217	1,090,305	3,723,841	2,637,240
Selling, general and administrative expenses	1,026,362	740,164	2,125,384	1,435,032
Depreciation and amortization	472,709	241,734	788,066	481,602
Restructuring charge	-	-	220,000	-
Total operating expenses	12,609,873	8,226,619	23,410,748	16,560,108

Income from operations	879,639	169,923	1,262,203	277,294

Other income (expense):
Interest income	5,429	1,200	6,417	2,400
Interest expense	(72,381)	(48,131)	(98,077)	(73,871)
Other- non recurring	-	1,918,146	-	1,918,146
Goodwill impairment	(11,403,342)	-	(11,403,342)	-
Other	108	13,005	35,104	(6,738)
Total other income (expense)	(11,470,186)	1,884,220	(11,459,898)	1,839,937

Income (loss) before income tax benefit and minority interest	(10,590,547)	2,054,143	(10,197,695)	2,117,231

Income tax (expense) benefit	382,690	744,269	230,031	736,537

Income (loss) before minority interest	(10,207,857)	1,309,874	(9,967,664)	1,380,694

Minority interest	(7,843)	14,334	2,147	31,946

Net income (loss)	$(10,215,700)	$1,324,208	$(9,965,517)	$1,412,640

Net income (loss) per common share – basic	$(.29)	$.04	$(.29)	$.04
Net income (loss) per common share – diluted	$(.29)	$.04	$(.29)	$.04

Weighted average shares outstanding:
Basic shares	34,701,960	33,961,639	34,698,563	33,961,639
Diluted share	34,701,960	34,078,947	34,698,563	34,260,955

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2008	2007	2008	2007
Adjusted EBITDA	$1,381,957	$533,523	$2,176,191	$960,098
Stock-based compensation and other non-cash charges	(37,344)	(94,527)	(88,671)	(176,523)
Change in Estimate of liabilities assumed in Airgroup Acquisition	-	1,431,452	-	1,431,452
Goodwill impairment	(11,403,342)	-	(11,403,342)	-
Tax indemnity	-	486,694	-	486,694
EBITDA	(10,058,729)	2,357,142	(9,315,822)	2,701,721

Depreciation and amortization	(472,709)	(241,734)	(788,066)	(481,073)
Interest expense, net	(66,952)	(46,931)	(91,660)	(71,471)
Income tax expense (benefit)	382,690	(744,269)	230,031	(736,537)
Net income (loss)	(10,215,700)	1,324,208	(9,965,517)	1,412,640

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	32,779	31,844	80,692	93,102
Stock issued for investor relations services	-	-	12,084	-
Amortization of intangibles	348,045	136,840	565,060	273,680
Change in deferred taxes	(518,926)	(628,321)	566,866	(674,847)
Depreciation and amortization of bank fees	129,229	104,365	230,984	207,393
Goodwill impairment	11,403,342	-	11,403,342	-
Tax indemnity	-	(486,694)	-	(486,694)
Minority interest in income (loss) of subsidiaries	7,844	(14,334)	(2,147)	(31,946)
Provision for doubtful accounts	53,682	189,639	149,095	215,904

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	3,820,991	4,393,828	3,657,072	1,927,468
Employee receivable and other receivables	3,423	(53,401)	(36,813)	(91,417)
Prepaid expenses and other assets	9,065	911,926	161,670	377,827
Accounts payable & accrued transportation costs	(6,212,557)	(3,815,638)	(6,518,887)	(3,486,772)
Commissions payable	(1,065,356)	(82,247)	224,201	4,636
Other accrued costs	(99,852)	(50,652)	130,571	(153,475)
Income tax payable	-	1,146,369	(498,142)	1,038,789
Income tax deposits	(1,604,225)	-	(1,952,614)	-
Total adjustments	6,307,484	1,783,524	8,173,034	(786,352)

Net cash provided by (used for) operating activities	$(3,908,216)	$3,107,732	$(1,792,483)	$626,288